UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIAN RUIXIANG Holdings Ltd.

(Name of Issuer)

Class A ordinary share, par value $0.005 per share

Class B ordinary share, par value $0.005 per share

(Title of Class of Securities)

G8884K110

(CUSIP Number)

Zhe Wang

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

The People’s Republic of China

86-13501205319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8884K 110

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Unitrust Holdings Limited (“Unitrust”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power
	9	Sole dispositive power 4,606,500 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 4,606,500 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 61.22% (2)
14	Type of reporting person* CO

(1)

Includes: (i) 106,500 shares of Class A ordinary shares and 250,000 Class B ordinary shares purchased in a private transaction dated August 8, 2023, representing 3.52% and 100% of outstanding Class A and Class B ordinary shares, respectively, and 61.22% of the Issuer’s total voting power.  Class B ordinary shares have 18 votes per share, and Class A ordinary shares have one vote per share.  Mufang Gao, the sole director of Unistrust, has sole dispositive power over the shares held by Unitrust, but entrusts the voting power of these shares to Zhe Wang, who is the CEO and a director of the Issuer and Gao’s son.

(2)	Based on 3,274,745 ordinary shares outstanding as of the date hereof, consisting of 3,024,745 Class A ordinary shares (1 vote per share) and 250,000 Class B ordinary shares (18 votes per share).

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mufang Gao (“Gao”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power
	9	Sole dispositive power 4,606,500 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 4,606,500 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 61.22% (2)
14	Type of reporting person* IN

(1)

Includes: (i) 106,500 shares of Class A ordinary shares and 250,000 Class B ordinary shares purchased in a private transaction dated August 8, 2023, representing 3.52% and 100% of outstanding Class A and Class B ordinary shares respectively, and 61.22% of the Issuer’s total voting power.  Class B ordinary shares have 18 votes per share, and Class A ordinary shares have one vote per share.  Mufang Gao, the sole director of Unistrust, has sole dispositive power over the shares held by Unitrust, but entrusts the voting power of these shares to Zhe Wang, who is the CEO and a director of the Issuer and Gao’s son.

(2)	Based on 3,274,745 ordinary shares outstanding as of the date hereof, consisting of 3,024,745 Class A ordinary shares (1 vote per share) and 250,000 Class B ordinary shares (18 votes per share).

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhe Wang (“Wang”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,606,500 (1)
	8	Shared voting power
	9	Sole dispositive power
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 4,606,500 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 61.22% (2)
14	Type of reporting person* IN

(1)

Includes: (i) 106,500 Class A ordinary shares and 250,000 Class B ordinary shares purchased in a private transaction dated August 8, 2023, representing 3.52% and 100% of outstanding Class A and Class B ordinary shares, respectively, and 61.22% of the Issuer’s total voting power.  Class B ordinary shares have 18 votes per share, and Class A ordinary shares have one vote per share. Mufang Gao, the sole director of Unistrust, has sole dispositive power over the shares held by Unitrust, but entrusts the voting power of these shares to Zhe Wang, who is the CEO and a director of the Issuer and Gao’s son.

(2)	Based on 3,274,745 ordinary shares outstanding as of the date hereof, consisting of 3,024,745 Class A ordinary shares (1 vote per share) and 250,000 Class B ordinary shares (18 votes per share).

Item 1. Security and Issuer.

Securities acquired: (i) 106,500 Class A ordinary shares, par value $0.005 per share (“Class A Shares”) and (ii) 250,000 Class B ordinary shares, par value $0.005 per share (“Class B Shares”).

Issuer:	TIAN RUIXIANG Holdings Ltd (the “Issuer”)
Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, China

Item 2. Identity and Background.

(a)

This statement is filed by Unitrust Holdings Limited (“Unitrust”), a British Virgin Islands company, Mufang Gao (“Gao”) and Zhe Wang (“Wang,” together with Unistrust and Gao, the “Reporting Persons”). The Reporting Persons are the holders of 3.52% of Issuer’s outstanding Class A ordinary shares and 100% of Issuer’s outstanding Class B ordinary shares, representing a total of 61.22% of the Issuer’s voting power based on the number of ordinary shares outstanding as of the date hereof.

(b)	The principal business address of Unistrust is Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China; the principal business address of Gao is Room 2102, No. 37 Linhong Road, Fengtai District, Beijing, People’s Republic of China; and the principal business address of Wang is Room 1001, 10 / F, No. 25, North East Third Ring Road,, Chaoyang District, Beijing, People’s Republic of China.

(c)	Unitrust is a holding company and does not have any business operations. Gao is the sole director of Unitrust. Wang is Gao’s son and the CEO and a director of the Issuer.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Unitrust is a company incorporated in the British Virgin Islands.

Citizenship of Gao is China.

Citizenship of Wang is China.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On August 8, 2023, Unitrust and Wang Investor Co. Ltd. (“Wang Co”) entered into a certain equity transfer agreement (the “Agreement”), pursuant to which, Wang Co transferred to Unitrust: (i) 106,500, or 3.52% Class A ordinary shares for US$10,000, and (ii) 250,000, or 100% Class B ordinary shares for US$15,000, (the 106,500 Class A ordinary shares and 250,000 Class B ordinary shares are collectively referred as the “Transferred Shares”). Class B ordinary shares have 18 votes per share and Class A ordinary shares have one vote per share. The Transferred Shares represent 61.22% of the issuer’s total voting power as of the date hereof.

Wang Co is a British Virgin Islands company 100% owned by Wang, the Issuer’s CEO and director. Unitrust is a British Virgin Islands company 100% owned by another British Virgin Islands company, Plenty Holdings Company Limited (“Plenty”), which is controlled by Gao, Wang’s mother; Wang does not have any voting control or power over Gao’s Plenty shares. Gao is a 51% equity owner of Plenty and the sole director of both Unitrust and Plenty. The Agreement entrusts voting power of the Transferred Shares to Wang Co indefinitely, although Unitrust and Gao maintain the right to revoke the entrustment with ten days’ written notice. By virtue of his ownership of Wang Co, Wang has the power to vote the Transferred Shares. The parties of the Agreement executed this transaction for the purpose of asset allocation and investment.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a)	The aggregate number and percentage of shares beneficially or directly owned by the Reporting Persons is based upon 3,274,745 ordinary shares outstanding as of the date hereof, consisting of 3,024,745 Class A ordinary shares (1 vote per share) and 250,000 Class B ordinary shares (18 votes per share). The Reporting Persons beneficially own 106,500 Class A ordinary shares, representing 3.52% of the outstanding Class A ordinary shares, and 250,000 Class B ordinary shares, representing 100% of the outstanding Class B ordinary shares.

b)	Unitrust and Gao have the sole dispositive power over the 106,500 Class A ordinary shares, representing 3.52% of the outstanding Class A ordinary shares, and the 250,000 Class B ordinary shares, representing 100% of outstanding Class B ordinary shares. Unitrust and Gao entrust the voting power of these shares, constituting 61.22% of total voting power of the Issuers, to Wang Co, over which Wang has full voting control.

c)	Other than as described herein, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days preceding the date of this report.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G8884K110

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated August 18, 2023
99.2	Share Transfer Agreement between Wang Investor Co. Ltd. and Unitrust Holdings Limited, dated August 8, 2023

SCHEDULE 13D

CUSIP No. G8884K110

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023

Unitrust Holdings Limited

By:	/s/ Mufang Gao
Name:	Mufang Gao
Title:	director

By:	/s/ Mufang Gao
Name:	Mufang Gao

Wang Investor Co. Ltd.

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	director

By:	/s/ Zhe Wang
Name:	Zhe Wang